                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549





                                  FORM 11-K

                                ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934




                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                         Commission File Number 1-2979



                 NORWEST CORPORATION SAVINGS - INVESTMENT PLAN



                              NORWEST CORPORATION
                                Norwest Center
                             Sixth and Marquette
                            Minneapolis, MN  55479

                                     SIGNATURE







Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                          NORWEST CORPORATION
                                          SAVINGS - INVESTMENT PLAN




                                          BY:/s/ Michael A. Graf
                                             Michael A. Graf
                                             Senior Vice President and
                                             Controller







DATE: June 24, 1994

                                 TABLE OF CONTENTS



Independent Auditors' Report   ..................................     F-1

Statements of Net Assets as of December 31, 1993 and 1992   .....     F-2

Statements of Changes in Net Assets
   for the Years Ended December 31, 1993, 1992 and 1991   .......     F-3

Notes to Financial Statements   .................................     F-5

Schedule I - Assets Held For Investment Purposes   ..............     S-1

Schedule II - Reportable Transactions   .........................     S-2

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:


                                     EXHIBITS

1. Norwest Corporation Savings - Investment Plan, as amended and restated effective January 1, 1991 (incorporated herein by reference to Exhibit 28(b) of Form S-8 Registration Statement No. 33-38767).

2.  Consent of Independent Auditors   ...........................     E-1

                         INDEPENDENT AUDITORS' REPORT



The Plan Administrator of the
  Norwest Corporation Savings-Investment Plan:


We have audited the accompanying statements of net assets of the Norwest Corporation Savings-Investment Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets for each of the years in the three-year period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1993 and 1992,and the changes in net assets for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                KPMG PEAT MARWICK


June 14, 1994

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

                             Statements of Net Assets
                            December 31, 1993 and 1992



Assets:                                                 1993           1992
    Investment in Norwest Corporation
      Master Savings Trust* (notes 3, 4 and 5)     $695,204,513   $569,076,414
    Loans receivable from participants               21,980,542     15,186,941

            Total assets                            717,185,055    584,263,355

Liabilities:
  Long-term debt - Norwest Corporation* (note 10)   (16,256,666)   (19,500,114)
  Benefit payments and withdrawals payable           (2,365,187)    (2,517,763)
  Due to broker for securities purchased             (2,603,034)             --
  Other liabilities                                      (3,808)        (4,560)

            Total liabilities                       (21,228,695)   (22,022,437)

  Net assets                                       $695,956,360   $562,240,918



* Represents a party-in-interest (see note 7).

See accompanying notes to financial statements.

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

                        Statements of Changes in Net Assets
                    Years Ended December 31, 1993, 1992 and 1991

                                            1993           1992         	  1991

Net investment income from:
  Norwest Corporation Master
    Savings Trust* (notes 3, 4 and 5)  $ 78,951,113   $ 74,368,942   $125,023,802
  Long-term debt interest expense -
    Norwest Corporation*                 (1,576,606)    (1,837,513)    (2,258,527)
      Net investment income              77,374,507     72,531,429    122,765,275

Contributions:
  Employer                               13,133,055     13,386,054     20,062,240
  Employee                               46,264,280     31,459,815     25,908,978
                                         59,397,335     44,845,869     45,971,218

Benefit payments and withdrawals        (21,451,652)   (21,042,519)   (22,966,332)
Plan asset transfers (note 2)            18,395,252     87,338,015      1,811,703

  Increase in net assets                133,715,442    183,672,794    147,581,864

Net assets:
  Beginning of year                     562,240,918    378,568,124    230,986,260

  End of year                          $695,956,360   $562,240,918   $378,568,124


* Represents a party-in-interest (see note 7).

See accompanying notes to financial statements.                   (continued)

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

                   Years Ended December 31, 1993, 1992 and 1991




Supplemental schedule of items not affecting net assets for the years ended December 31:

                                          1993         1992         1991

Principal payments on long-term
   debt to Norwest Corporation*       $ 3,243,448  $ 3,015,904  $ 8,124,722





* Represents a party-in-interest (see note 7).

See accompanying notes to financial statements.

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

                           Notes to Financial Statements

                         December 31, 1993, 1992 and 1991




(1)  Summary of Significant Accounting Policies

(a)  Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)  Master Trust Fund Managed by Norwest Bank Minnesota, N.A. (Trustee)

Under the terms of a trust agreement between the Trustee and the Norwest Corporation Savings - Investment Plan (the Plan), the Trustee manages a master trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments in the master trust fund. The investments of the master trust fund and the changes therein have been reported to the Plan by the Trustee as having been determined on a cash basis using the current value of all assets in the trust fund.

(c)  Norwest Corporation Master Savings Trust

The Plan, together with other retirement plans sponsored by Norwest Corporation (the Corporation), invests its assets on a commingled basis in the Norwest Corporation Master Savings Trust (the Trust).

The Trust is comprised of the following five investment funds: Bond Fund, S&P Index Fund, Stable Return Fund, Growth Equity Fund, and Stock Fund. Under the terms of the Trust agreement, the Trustee maintains custody of the five funds on behalf of the Trust.

(d)  Costs and Expenses

All costs and expenses of administering the Plan and Trust are paid by the Corporation.

(e)  Investments

Investments are stated at current value based upon quotations obtained from national securities exchanges. Investments in commingled investment funds are carried at the current unit value of the fund at the end of the Plan year. Loans receivable from participants are valued at principal plus accrued interest.

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN



(2)  Description of Plan

(a)  General

The Plan is a defined contribution plan consisting of profit sharing and stock bonus portions sponsored by the Corporation. Subsidiaries of the Corporation may elect to be participating employers in the Plan and to offer its benefits to their employees. Generally, an employee is eligible to participate in the Plan if he or she (a) is a qualified employee as defined in the Plan, (b) has worked for the participating employer for at least twelve months (c) has completed at least 1,000 hours of service in his or her first twelve consecutive months of employment or during any subsequent calendar year, and
(d) has attained age 21.

Active participants may make before-tax contributions of two percent to twelve percent of their certified earnings. These contributions are matched by the participating employer in an amount equal to 100 percent up to six percent of their before-tax contribution. Participants are fully vested in employee contributions and become vested in the employer contributions at 25% per year.

Effective April 1, 1989, the Plan was amended to add stock bonus and employee stock ownership plan (ESOP) features. The ESOP may borrow money for the purpose of purchasing the Corporation's common stock. During 1989, the Plan borrowed money from the Corporation to buy common stock from the Corporation. The Plan is also authorized to borrow money directly from outside lenders and may also purchase the Corporation's common stock from sellers other than the Corporation.

Distributions are made in a lump sum or in installments depending upon the circumstances of a participant's termination of employment. Distributions from the participants' accounts invested in the Norwest ESOP Fund and/or the Norwest Stock Fund are made in shares of the Corporation's common stock with the value of fractional shares paid in cash. If the employee has less than one hundred shares, they may elect to receive cash for the shares. Distributions from other funds are made in cash.

A participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations). Such withdrawals are subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant with holdings in the Norwest ESOP Fund may request the withdrawal invested in that Fund be disbursed in the form of common stock.

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN



Two types of loans are available under the Plan: general purpose and principal residence. General purpose loans are available for any purpose.
The term of a general purpose loan may not exceed five years. Principal residence loans are available only to finance the purchase or construction of the participant's principal residence. The term of a principal residence loan may not exceed 20 years. Participants may obtain only one general purpose loan per calendar year and may have no more than two general purpose and one principal residence loans outstanding at any time. Participants may not apply for a loan within three months of applying for or receiving a regular withdrawal from the Plan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the smaller of (1) $50,000, less the largest outstanding loan balance from all defined contribution plans sponsored by the corporation during the preceding 12 months, or (2) 50 percent of the participant's total account balances in the Plan. The employer contributions in the ESOP Funds are not available for loans. The minimum principal amount for any loan is $1,000.

The loan interest rate is based on the base rate set by the Trustee in its banking capacity and is subject to review and change quarterly. Repayments on loans are generally made by monthly payroll deductions and are immediately allocated back to the appropriate funds based on the participant's investment elections. Loans may be repaid in full at the end of any month.

Disbursements of loan proceeds are recorded as benefit payments, and loan repayments and interest are recorded as contributions by employees on the fund level.

(b)  Norwest ESOP Fund

Amounts in this fund consist of Norwest common stock and are not subject to investment direction. However, each participant who has attained age 55 may direct investment of all or a portion of the amounts in his or her Norwest ESOP Fund into any of the other investment funds.

The Corporation's common stock purchased with the proceeds of the long-term debt with the Corporation represent leveraged shares and are held in an account called the "Unallocated Reserve". The leveraged shares are released from the Unallocated Reserve as the long-term debt is repaid. Such stock is used to provide all or part of the employers' matching contributions credited to employees' ESOP accounts (see note 2(c)).

The Plan provides that dividends received on the Corporation's common stock held in the Norwest ESOP Fund will be applied to make any required long-term debt payments. To the extent that such dividends are not sufficient to make required long-term debt payments, employer contributions will be applied to make the required payments. To the extent that dividends on the Corporation's common stock held in participants' accounts are used to repay the long-term debt, an amount of the Corporation's common stock having a value equal to the dividends so applied will be allocated to the participants' accounts.

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN




(c)  Employer-Matching Contributions

Employers' matching contributions are invested 100 percent in the Corporation's common stock. These shares can be ESOP, original issue or treasury shares.

(d)  Plan Mergers

Effective January 1, 1993, the net assets from the Vistar Bank Cash or Deferred Profit Sharing Plan and Trust were merged with the Plan. Effective April 1, 1993, the net assets from the following plans were merged with the
Plan: Lincoln Financial Corporation Thrift and Profit Sharing Plan, Merchants and Miners State Bank of Hibbing 401(k) Retirement Plan, the Bank of Aspen Employee Retirement Savings Plan, University Bank 401(k) Profit Sharing Plan and Trust, and BORIS Systems, Inc. Employees 401(k) Plan.

Effective January 1, 1992, the net assets of the FIWI 401(k), FINI 401(k), and FIB 401(k) Plans were merged with the Plan. Effective July 1, 1992, the net assets of the UBC 401(k) and the WNB 401(k) Plans were merged with the Plan. Effective October 1, 1991, the net assets of the Norwest Mortgage Thrift and Profit Sharing Plan were merged with the Plan.

(e)  Withdrawals and Forfeitures

When a participant retires at age 65 (or at age 60 with four years of service) or later, he or she is entitled to withdraw his or her total fund balance. At age 59 1/2 or later, a participant may withdraw all or part of his or her contributions to the Plan and the earnings thereon. The non-vested portion is forfeited and serves to reduce employer contributions.

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

(3)  Norwest Corporation Savings - Investment Plan

Five investment funds are available within the Trust: Bond Fund, S&P Index Fund, Stable Return Fund, Growth Equity Fund, and Stock
Fund. Also included within the Trust are the Allocated and Unallocated ESOP Funds. The Bond Fund's primary objective is to produce a higher level of income and more consistent investment performance than short-term investments. The S&P Index Fund's primary objective is to closely track the S&P 500 Index to achieve growth through capital appreciation, with income through dividends as a secondary objective. The Stable Return Fund's primary objective is to seek preservation of capital and liquidity along with the highest possible current income. The Growth Equity Fund's primary objective is growth through long-term capital appreciation.
The Stock Fund is primarily invested in common stock of Norwest
Corporation. The Plan's participation in each investment fund as a percent of the total Trust assets as of December 31, 1993 was: Bond
Fund 100%, Stable Return Fund 100%, Growth Equity Fund 100%, Stock Fund 100%.


                                            Bond Fund                                      S&P Index Fund
                               1993            1992            1991              1993            1992            1991

Contributions             $  5,679,004    $  4,632,460    $  5,255,262      $  8,682,202    $  6,447,307    $  6,832,562
Withdrawals                 (3,891,408)     (3,524,789)     (2,591,110)       (4,713,418)     (4,364,409)     (2,695,877)
Net investment income        3,177,390       2,852,100       3,606,715         5,702,512       4,286,856       9,988,007
Long-term debt
  interest expense                  --              --              --                --              --              --
Release of common stock             --              --              --                --              --              --
Transfer from (to)
  other funds               (2,105,412)        913,816      (1,708,161)         (118,672)        108,115        (874,581)
Plan asset transfers         3,881,473       3,425,167          95,205         2,159,802       3,757,536         146,086
Increase (decrease) in
  net assets                 6,741,047       8,298,754       4,657,911        11,712,426      10,235,405      13,396,197
Net assets:
  Beginning of year         41,088,878      32,790,124      28,132,213        55,763,042      45,527,637      32,131,440
  End of year             $ 47,829,925    $ 41,088,878    $ 32,790,124      $ 67,475,468    $ 55,763,042    $ 45,527,637

                                        Stable Return Fund                                Growth Equity Fund
                               1993            1992            1991              1993            1992            1991

Contributions             $  9,296,230    $  7,372,966    $ 10,758,534      $ 10,159,497    $  6,527,986    $  4,074,318
Withdrawals                 (8,626,276)     (9,505,808)     (5,889,750)       (3,279,846)     (2,380,439)       (754,328)
Net investment income        6,454,452       5,688,186       5,676,895         8,499,927       2,080,594       4,491,951
Long-term debt
  interest expense                  --              --              --                --              --              --
Release of common stock             --              --              --                --              --              --
Transfer from (to)
  other funds               (3,535,932)     (1,250,880)     (3,705,617)        2,408,522       1,041,923       6,376,745
Plan asset transfers         6,211,634      11,006,706         909,896         2,887,230       2,654,673         265,327
Increase (decrease) in
  net assets                 9,800,108      13,311,170       7,749,958        20,675,330       9,924,737      14,454,013
Net assets:
  Beginning of year         83,528,387      70,217,217      62,467,259        31,596,833      21,672,096       7,218,083
  End of year             $ 93,328,495    $ 83,528,387    $ 70,217,217      $ 52,272,163    $ 31,596,833    $ 21,672,096

                                                                   (continued)

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

(3)  Norwest Corporation Savings - Investment Plan

                                            Stock Fund                                     Allocated ESOP
                               1993            1992            1991              1993            1992            1991

Contributions             $ 18,114,173    $ 10,377,281    $ 10,150,507      $      4,829    $    292,676    $         --
Withdrawals                (13,394,325)    (22,886,547)     (3,424,879)       (7,127,044)     (5,986,621)     (7,610,388)
Net investment income       21,570,566      22,456,360      25,109,574        21,119,801      24,820,138      51,088,153
Long-term debt
  interest expense                  --              --              --                --              --              --
Release of common stock             --              --              --        14,531,665      19,911,420      12,083,649
Transfer from (to)
  other funds                6,417,445         202,892       1,268,480        (5,312,900)     (3,594,873)     (4,271,574)
Plan asset transfers         3,255,113      66,443,983         395,189                --            (128)             --
Increase (decrease) in
  net assets                35,962,972      76,593,969      33,498,871        23,216,351      35,442,612      51,289,840
Net assets:
  Beginning of year        139,958,138      63,364,169      29,865,298       147,848,957     112,406,345      61,116,505
  End of year             $175,921,110    $139,958,138    $ 63,364,169      $171,065,308    $147,848,957    $112,406,345

                                         Unallocated ESOP                                Non-ESOP Stock Fund
                               1993            1992            1991              1993            1992            1991

Contributions             $  8,945,576    $  7,650,911    $  8,900,035      $  4,139,923    $  6,030,049    $         --
Withdrawals                    173,208         844,527              --         6,989,757      12,746,158              --
Net investment income        9,646,370       9,023,188      25,062,507         2,780,095       3,161,520              --
Long-term debt
  interest expense          (1,576,606)     (1,837,513)     (2,258,527)               --              --              --
Release of common stock    (14,531,665)    (19,911,420)    (12,083,649)               --              --              --
Transfer from (to)
  other funds                2,317,672       2,739,906       2,914,708           (70,723)       (160,899)             --
Plan asset transfers                --              --              --                --          50,078              --
Increase (decrease) in
  net assets                 4,974,555      (1,490,401)     22,535,074        13,839,052      21,826,906              --
Net assets:
  Beginning of year         25,442,836      26,933,237       4,398,163        21,826,906              --              --
  End of year             $ 30,417,391    $ 25,442,836    $ 26,933,237      $ 35,665,958    $ 21,826,906    $         --

                                                                  (continued)

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

(3)  Norwest Corporation Savings - Investment Plan

                                       Prior Year Loan Fund                                   Loan Fund
                               1993            1992            1991              1993            1992            1991

Contributions             $         --    $         --    $         --      $ (5,624,099)   $ (4,485,767)   $         --
Withdrawals                         --              --              --        12,417,700      14,015,409              --
Net investment income               --              --              --                --              --              --
Long-term debt
  interest expense                  --              --              --                --              --              --
Release of common stock             --              --              --                --              --              --
Transfer from (to)
  other funds                       --              --      (5,657,299)               --              --       5,657,299
Plan asset transfers                --              --              --                --              --              --
Increase (decrease) in
  net assets                        --              --      (5,657,299)        6,793,601       9,529,642       5,657,299
Net assets:
  Beginning of year                 --              --       5,657,299        15,186,941       5,657,299              --
  End of year             $         --    $         --    $         --      $ 21,980,542    $ 15,186,941    $  5,657,299

                                              Total
                               1993            1992            1991

Contributions             $ 59,397,335    $ 44,845,869    $ 45,971,218
Withdrawals                (21,451,652)    (21,042,519)    (22,966,332)
Net investment income       78,951,113      74,368,942     125,023,802
Long-term debt
  interest expense          (1,576,606)     (1,837,513)     (2,258,527)
Release of common stock             --              --              --
Transfer from (to)
  other funds                       --              --              --
Plan asset transfers        18,395,252      87,338,015       1,811,703
Increase (decrease) in
  net assets               133,715,442     183,672,794     147,581,864
Net assets:
  Beginning of year        562,240,918     378,568,124     230,986,260
  End of year             $695,956,360    $562,240,918    $378,568,124


                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

(4)  Investments

     The following investments represent five percent or more of the Plan's net assets available for benefits at December 31:

                                                                Current Value
                   1993
     Investment in Norwest Corporation
       Master Savings Trust*                                    $ 695,204,513

                   1992
     Investment in Norwest Corporation
       Master Savings Trust*                                    $ 569,076,414


     * Represents a party-in-interest (see note 7).

(5)  Statement of Net Assets for the Norwest Corporation Master Savings Trust

                                                     1993            1992
     Assets held by Trustee:
       Investments at current value:
         Common Stock - Norwest Corporation* $ 428,139,710 $ 353,427,703 Commingled investment funds -
           Norwest Bank Minnesota, N.A.* -
             Stable Return Fund                    92,893,891      83,507,228
             S&P Index Fund                        67,446,111      55,698,225
             Bond Fund                             47,838,778      40,998,310
             Growth Equity Fund                    52,182,465      31,294,216
             Short-term Investment Fund             5,694,414       3,053,315
               Total commingled investment funds  266,055,659     214,551,294

     Certificates of deposits                         500,000              --
     Guaranteed insurance contracts                   485,006              --
     Cash                                                   4         445,971
          Assets held by Trustee                  695,180,379     568,424,968

     Other assets                                      24,134         651,446
          Total assets                            695,204,513     569,076,414

     Liabilities:
       Long-term debt - Norwest Corporation*      (16,256,666)    (19,500,114)
       Benefit payments and withdrawals payable    (2,365,187)     (2,517,763)
       Other liabilities                           (2,606,842)         (4,560)
          Total liabilities                       (21,228,695)    (22,022,437)
       Net assets                               $ 673,975,818   $ 547,053,977


     * Represents a party-in-interest (see note 7)

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

(6)  Statement of Changes in Net Assets for the
     Norwest Corporation Master Savings Trust

                                                   Year Ended December 31
                                             1993           1992           1991

   Net investment income:
     Dividends on common stock -
       Norwest Corporation*             $ 10,844,740   $  8,794,957   $  6,726,373
       Income from commingled
       investment funds -
         Norwest Bank Minnesota, N.A.*       240,833         71,542        305,358
       Long-term debt interest expense -
         Norwest Corporation*             (1,576,606)    (1,837,513)    (2,258,527)
           Net investment income           9,508,967      7,028,986      4,773,204

   Realized gains:
     Common stock - Norwest Corporation*   6,437,519      5,024,767      3,285,369
     Commingled investment funds -
       Norwest Bank Minnesota, N.A.*       2,226,196      2,453,971        178,653

   Change in unrealized
   appreciation (depreciation):
     Common Stock - Norwest Corporation*  37,908,666     48,712,703    107,541,213
     Commingled investment funds -
       Norwest Bank Minnesota, N.A.*      21,585,322     12,729,157     25,189,772

   Contributions:
     Employer                             13,133,055     13,386,054     20,062,240
     Employee and repayment of loans      51,904,406     36,272,608     21,498,818
                                          65,037,461     49,658,662     41,561,058

   Benefit payments, withdrawals,
   and loan advances                     (34,042,564)   (46,533,160)   (29,492,640)

   Other receipts (disbursements)              7,529         17,925     (1,516,259)

   Deposits from participating plans      18,252,745     11,051,466     80,060,168

   Termination of loan fund                       --             --     (5,657,299)
     Increase in net assets              126,921,841     90,144,477    225,923,239

   Net assets:
     Beginning of year                   547,053,977    456,909,499    230,986,260

     End of year                        $673,975,818   $547,053,977   $456,909,499


   * Represents a party-in-interest (see note 7).

                                      F-13

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

(7)  Party-in-Interest Transactions

The Plan engages in transactions involving the acquisition or disposition of units of participation in commingled investment funds of Norwest Bank
Minnesota, N.A., the Trustee and a party-in-interest with respect to the Plan.
These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

Purchases of the Corporation's common stock are made from the Corporation or other parties. Sales of the Corporation's common stock are made to independent broker-dealers or to the Corporation.

As the long-term debt to the Corporation is repaid, leveraged shares of the Corporation's stock are released from the unallocated reserve. Interest on the long-term debt is paid directly to the Corporation in accordance with the exempt loan agreement.

(8)  Subsequent Event

Effective April 1, 1994, the net assets from the Ford Bank Group 401(k) Saving
Plan and the United New Mexico Financial Corporation Thrift Plan were merged with the Plan. These merges increased the net assets of the Plan by approximately $12 million.

On March 31, 1994, the ESOP purchased 40,900 shares of ESOP Cumulative
Convertible Preferred Stock from the Corporation for $42.1 million and issued a note payable to the Corporation. The shares have a stated value of $1,000 per share, with cumulative dividends payable quarterly at an annual rate of 9.00%. The note bears interest at 6.12% and is due 2004. As the note payable is repaid, the shares will be released and converted into Norwest common stock for allocation to participant accounts. The shares are convertible based on the stated value of the shares and the then current market price of the common stock.

(9)  Federal Income Taxes

The Internal Revenue Service has issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and that the trust created thereunder is exempt from Federal income taxes under Section
501(a) of the Internal Revenue Code. Since the receipt of the determination letter, certain Plan amendments have been made. It is the opinion of the Corporation that the Plan continues to qualify under Section 401(a) of the Internal Revenue Code.

(10)  Long-term Debt

   Long-term debt at December 31 consisted of:

                                                      1993             1992

   8.35% Series A ESOP Note due 1996             $  2,919,666     $  6,163,114
   8.45% Series B ESOP Note due 1996 to 1999       13,337,000       13,337,000
     Total long-term debt                        $ 16,256,666     $ 19,500,114

The Series A and B ESOP Notes represent exempt loans from the Corporation, a participating employer in the Plan, to the Plan. The notes may be repaid in monthly installments through April 26, 1999.

                                     F-14

                                                                  Schedule I

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

                        Assets Held for Investment Purposes

                                 December 31, 1993


  Identity of Issue     Description of Investment       Cost       Fair Value

Investment in
Norwest Corporation
Master Savings Trust*  Commingled Investment Funds  $382,145,467  $695,204,513


Loans receivable
from participants                                     21,980,542    21,980,542

   Total investments                                $404,126,009  $717,185,055





* Represents a party-in-interest (see note 7).

See accompanying independent auditors' report.

                                                              S-1

                                                                 Schedule II

                   NORWEST CORPORATION SAVINGS - INVESTMENT PLAN

                              Reportable Transactions

                                 December 31, 1993




                              Series of Transactions



                       Total # of     Total # of
                       Contributions  Withdrawals  Total Dollar   Total Dollar
                       During         During       Value of       Value of
  Identity of Issue    Plan Year      Plan Year    Contributions  Withdrawals

Norwest Corporation
Master Savings Trust*             28        6,216  $  65,021,434  $ 33,869,352





Note: Net gain or (loss) is unavailable as specific information with respect to the cost of units purchased is not readily available from the Trustee.

* Represents a party-in-interest (see note 7).

See accompanying independent auditors' report.

                                                        S-2



                           INDEPENDENT AUDITORS' CONSENT



The Plan Administrator of the
  Norwest Corporation Savings-Investment Plan:


We consent to the use of our report included herein, and to incorporation by reference of our report dated June 14, 1994, relating to the statements of net assets of the Norwest Corporation Savings-Investment Plan as of December 31,
1993 and 1992, and the related statements of changes in net assets for each of the years in the three-year period ended December 31, 1993, which report appears elsewhere in this December 31, 1993 Annual Report on Form 11-K in the following Registration Statements of Norwest Corporation: 33-21484, 33-27282,
33-38767, and 33-50305 on Form S-8.


                                                   KPMG PEAT MARWICK


June 20, 1994


                                     E-1

